SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5 )*

                          RENT-A-WRECK OF AMERICA, INC.
                    -----------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                       -----------------------------------
                         (Title of Class of Securities)

                                   760098-10-3
                          -----------------------------
                                 (CUSIP Number)

                     William L. Richter, Richter & Co., Inc.
      450 Park Avenue, 28th Floor, New York, New York 10022; (212) 421-6300
      ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notes and Communications)

                                  July 14, 1997
                         -------------------------------
                          Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                               Page 1 of 11 Pages

CUSIP NO.   760098-10-3               13D                   Page  2  of 11 Pages
          ---------------
================================================================================
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S IDENTIFICATION NO. OR ABOVE PERSON
        WILLIAM L. RICHTER
        ###-##-####
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OR ORGANIZATION
        United States
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER
            Number of                    2,190,840  (including  shares  shown on
             Shares                      pages 3-4 hereof)
          Beneficially           -----------------------------------------------
            Owned by             8   SHARED VOTING POWER
              Each                       1,200
            Reporting            -----------------------------------------------
             Person              9   SOLE DISPOSITIVE POWER
              With                       1,622,340  (including  shares  shown on
                                         pages 3-4 hereof)
                                 -----------------------------------------------
                                 10  SHARED DISPOSITIVE POWER
                                         1,200
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,192,040
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        38.1%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        IN
================================================================================

CUSIP NO.   760098-10-3               13D                   Page  3  of 11 Pages
          ---------------
================================================================================
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S IDENTIFICATION NO. OR ABOVE PERSON
        RICHTER INVESTMENT CORP.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OR ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER
            Number of                    1,858,975  (including  shares  shown on
             Shares                      pages 3 hereof)
          Beneficially           -----------------------------------------------
            Owned by             8   SHARED VOTING POWER
              Each
            Reporting            -----------------------------------------------
             Person              9   SOLE DISPOSITIVE POWER
              With                       1,097,975  (including  shares  shown on
                                         pages 3 hereof)
                                 -----------------------------------------------
                                 10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,858,975
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        32.7%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        CO
================================================================================

CUSIP NO.   760098-10-3               13D                   Page  4  of 11 Pages
          ---------------

================================================================================
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S IDENTIFICATION NO. OR ABOVE PERSON
        RICHTER & CO., INC.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OR ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER
            Number of                    272,975
             Shares              -----------------------------------------------
          Beneficially           8   SHARED VOTING POWER
            Owned by
              Each               -----------------------------------------------
            Reporting            9   SOLE DISPOSITIVE POWER
             Person                      272,975
              With               -----------------------------------------------
                                 10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        272,975
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.2%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        BD, CO
================================================================================

Item 1.  Security and Company.

                  This Statement relates to Common Stock, par value $.01 per share (the "Common Stock"), of Rent-A-Wreck of America, Inc. (the "Company" or the "Issuer"). The principal executive offices of the Company are located at 11460 Cronridge Drive, Suite 118, Owings Mills, Maryland 21117.

Item 2.  Identity and Background.

                  This Statement is being filed by:

                  (a) William L. Richter, Richter Investment Corp., a Delaware corporation ("RIC"), and Richter & Co., Inc., a Delaware corporation ("RCI").

                  (b) Office address: Richter & Co., Inc. 450 Park Avenue, 28th Floor, New York, New York 10022.

                  (c) William L. Richter is President of Richter & Co., Inc., which is a broker-dealer wholly owned by Richter Investment Corp., a holding company. Mr.
                           Richter is a director and Vice Chairman of the Company, and is a director and Co- Chairman of Avesis Incorporated, which markets and administers discount benefit programs. The names, residence or business addresses and present principal occupation or employment of the executive officers and directors of Richter Investment Corp. and Richter & Co, Inc. are set forth in Appendix 1 hereto and incorporated herein by this reference.

                  (d) To the best of the filing persons' knowledge, during the last five years, none of the persons named in this Item 2 or in Appendix 1 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) To the best of the filing persons' knowledge, during the last five years, none of the persons named in this Item 2 or in Appendix 1 hereto has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) All individuals named in this Item 2 or in Appendix 1 hereto are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         A. RCI. Using working capital, RCI purchased 60,000 shares of Issuer Common Stock on March 31, 1997 through exercise of its common stock purchase warrant, exercisable at $1.25 per share.
                               Page 5 of 11 Pages

         B. William L. Richter. Mr. Richter used personal funds to purchase 20,000 shares of Issuer Common Stock through exercise of his common stock purchase warrant, exercisable at $1.25 per share.

Item 4.  Purpose of Transaction.

                  RCI and Mr. Richter purchased the shares described in Item 3 to this Amendment No. 5 for investment purposes. The disposition of shares reported herein were the result of preferred shares previously subject to a proxy held by RIC being converted into common shares at the election of the third party preferred shareholders. Upon conversion, the shares were no longer subject to the proxy. See Item 4 of Reporting Person's Amendment No. 4 to
Schedule 13D regarding the Reporting Person's other interests in Issuer Shares.

Item 5.  Interest in Securities of the Company.

                  (a) The aggregate number and percentage of Common Stock beneficially owned by William L. Richter is 2,192,040 (including the securities referred to in the next sentence) and 38.1%, respectively. RIC is the beneficial owner of 1,858,975 shares of Common Stock or 32.7% (including the securities referred to in the next sentence). RCI is the beneficial owner of 272,975 shares of Common Stock or 6.2%.

                  The shares held by RCI include 46,600 shares of Common Stock held in RCI's trading account; warrants for 26,000 shares of Common Stock exercisable at $.80 per share; and warrants for 36,000 shares and options for 20,000 shares exercisable at $1.00 per share. (RCI also holds warrants for 45,000 shares and options for 25,000 shares exercisable at $1.15 per share on July 1, 2002, subject to accelerated vesting upon meeting certain performance targets.)

                  The shares held by RIC include the shares held by RCI, its wholly owned subsidiary, and 1,311,000 shares of Preferred Stock deemed beneficially owned by RIC due to a proxy held by RIC to vote such shares. RIC also has investment control over 550,000 of the shares of Preferred Stock referred to in the previous sentence.

                  The shares held by Richter include the shares held by RIC and RCI (due to Mr. Richter's positions as an executive officer and director of such corporations); 178,750 shares of Preferred Stock; 13,750 shares of Preferred Stock and 6,200 shares of Common Stock held by family members; warrants to acquire 20,000 shares of Common Stock exercisable at $.80 per share; and warrants to acquire 24,000 shares and options to acquire 13,334 shares exercisable at $1.00 per share. The shares of Preferred Stock described in this paragraph are also included in the number of shares deemed to be owned by RIC in the previous paragraph due to RIC's proxy. (Richter also holds warrants to acquire 30,000 shares and options to acquire 16,666 shares exercisable at $1.15 per share on July 1, 2002, subject to accelerated vesting upon meeting certain performance targets.)
                               Page 6 of 11 Pages

                  (b) See Items 7 through 10 on the Cover Pages of this Amendment No. 5 to Schedule 13D.

                  (c) The following transactions with respect to the Company's securities and involving the reporting persons have taken place during the preceding 60 days:

                           (i) In May 1997, a stockholder unrelated to the Reporting Persons who had investment control over 6,875 Series A Preferred shares exercised his right to convert his shares for an equal number of Common Shares for no additional consideration. Upon conversion, the shares were no longer subject to the proxy held by RIC and are, therefore, no longer deemed to be beneficially held by RIC.

                           (ii) In July 1997, a stockholder unrelated to the Reporting Persons who had investment control over 31,875 Series A Preferred shares exercised her right to convert her shares for an equal number of Common Shares for no additional consideration. Upon conversion, the shares were no longer subject to the proxy held by RIC and are, therefore, no longer deemed to be beneficially held by RIC.

                  (d) Other than the Series A Preferred shares reported herein as owned directly by Reporting Persons, other shareholders have the power to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Series A Preferred shares subject to the proxy held by RIC.

                  (e) Not applicable.


Item 6.  Material to be Filed as Exhibits.

1. Loan Agreement, dated July 31, 1989 between Richter Investment Corp. and Issuer. (1)

2. Private Placement Agreement, dated July 31, 1989 between Richter & Co., Inc. and Issuer. (1)

3. Commitment Letter, dated July 31, 1989 between Richter Investment Corp. and Issuer. (1)

4.       Form of Letter between David Schwartz and Richter Investment Corp. (1)

5.       Form of Letter between David  Schwartz,  Issuer and Richter  Investment
         Corp. (1)

6. Stock Purchase Warrant issued to Richter & Co., Inc. dated July 1, 1993 for the purchase of 93,000 shares of the Company's Common Stock. (2)

7. Stock Purchase Warrant issued to William L. Richter dated July 1, 1993 for the purchase of 62,000 shares of the Company's Common Stock. (2)
                               Page 7 of 11 Pages

8. Voting Agreement among Richter Investment Corp. and certain holders of the Company's Series A Preferred Stock. (3)

9.       Certification of Joint Filing pursuant to Rule 13d-1(f).

----------------------------

(1)      Incorporated  by reference to Exhibits to  Reporting  Persons'  initial
         Schedule 13D for August 10, 1989.

(2) Incorporated by reference from the Company's Report on Form 8-K dated June 30, 1993.

(3) Incorporated by reference from the Company's Report on Form 10-K for the year ended March 31, 1990.
                               Page 8 of 11 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


  August 28              , 1997
-------------------------

                                        /s/ William L. Richter
                                        ----------------------------------------
                                        William L. Richter


                                        RICHTER & CO., INC.


                                        By: /s/ William L. Richter
                                           -------------------------------------
                                                 William L. Richter
                                                 President


                                        RICHTER INVESTMENT CORP.


                                        By: /s/ William L. Richter
                                           -------------------------------------
                                                 William L. Richter
                                                 President
                               Page 9 of 11 Pages

                                   Appendix 1

1.       Richter Investment Corp.
         ------------------------
         Directors
         ---------
         Benson A. Selzer                   315 E. 62nd St.                             Chairman, DRS Industries;
                                            New York, NY 10021                          officer and director of several other
                                                                                        public and private companies

         Richard L. Rubin                   40 Old Corner Road                          Professor of Political Science
                                            Bedford, New York 10506                     and Public Policy at Swarthmore
                                                                                        College; engaged in various
                                                                                        Investments

         William L. Richter                 450 Park Avenue, 28th Floor                 Chairman and President of Richter
                                            New York, New York 10022                    Investment Corp. and Richter & Co.,
                                                                                        Inc.; Co-Chairman of Avesis
                                                                                        Incorporated, Vice-Chairman of
                                                                                        Rent-A-Wreck of America, Inc.; Mr.
                                                                                        Richter exercises approximately 85% of
                                                                                        the voting control of Richter
                                                                                        Investment Corp.
         Executive Officers
         ------------------

         William L. Richter                 450 Park Avenue, 28th Floor                 President
                                            New York, New York 10022

         L. Christine Lynch                 450 Park Avenue, 28th Floor                 Vice President and Secretary
                                            New York, New York 10022

2.       Richter & Co., Inc.
         -------------------


         Directors
         ---------

         William L. Richter                 450 Park Avenue, 28th Floor                 Director
                                            New York, New York 10022



         Executive Officers
         ------------------

         William L. Richter                 450 Park Avenue, 28th Floor                 President
                                            New York, New York 10022

         L. Christine Lynch                 450 Park Avenue, 28th Floor                 Vice President
                                            New York, New York 10022

                               Page 10 of 11 Pages